PROSPECTUS
May 1, 2010

Madison Corporate Income Shares
(Ticker Symbol:  COINX)

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

www.madisonfunds.com

TABLE OF CONTENTS

Summary Data: Madison Corporate Income Shares                                                                                                                                1
Investment Objectives/Goals 1
Fees and Expenses 1
Portfolio Turnover 1
Principal Investment Strategies 2
Principal Risks 2
Risk/Return Bar Chart and Performance Table 2
Management 3
Purchase and Sale of Fund Shares 3
Tax Information 3
Payments to Broker-Dealers and Other Financial Intermediaries 3
Investment Objectives                                                                                                                                4
Implementation of Investment Objectives                                                                                                                                4
Investment Strategy 4
Corporate Debt Securities 5
Maturity 6
Duration 6
Portfolio Trading Activity – Taxable Capital Gains Potential 6
Temporary Defensive Position 6
Risks                                                                                                                                7
Interest Rate Risk 7
Tax-Related Risk 7
Call Risk 7
Risk of Default 7
Portfolio Holdings                                                                                                                                8
Management                                                                                                                                8
Investment Adviser 8
Compensation 8
Pricing of Fund Shares                                                                                                                                9
Shareholder Information                                                                                                                                9
Purchase and Redemption Procedures 9
Dividends and Distributions 9
Frequent Purchases and Redemptions of Fund Shares 9
Taxes                                                                                                                                11
Federal Taxes 11
State and Local Taxes 11
Taxability of Transactions 11
Certification of Tax Identification Number 11
Financial Highlights                                                                                                                                12
Guide to Doing Business                                                                                                                                14
Eligible Investors 14
Shareholder Account Transactions 14
How to Open a New Account 14
How to Purchase Additional Shares 14
How to Redeem Shares 15
Distribution Options 15
Redemptions In Kind 16
How to Close an Account 16
Unusual Transaction Fees 16

SUMMARY DATA

Investment Objectives/Goals
The investment objective of Madison Corporate Income Shares (the “Fund”) is to obtain the highest total investment return possible (income and share price appreciation) within the policy limitations of (1) investments in corporate bonds rated Baa3/BBB- or better at time of purchase, (2) maintaining an average overall quality of A- or better, (3) maintaining a dollar weighted average maturity of ten years or less, (4) generally maintaining overall portfolio duration within 25% of the Barclays Capital Intermediate Credit Bond Index benchmark and occasionally varying from the benchmark by up to 50%, and (5) limiting investments in corporate securities in any one industry (as defined by SIC code) to 20% at time of purchase.

Fees and Expenses
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees:
(fees paid directly from your investment)
Maximum sales charge (load)	None
Redemption fee	None
Exchange fee	None

Annual Fund Operating Expenses:
(expenses that you pay each year as a percentage of the value of your investment)
Management fee	0.00%
Distribution (12b-1) fees	None
Other expenses	0.00%
Total annual fund operating expenses	0.00%

Example:

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years	5 Years	10 Years
$0	$0	$0	$0

Portfolio Turnover
The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance.  During the most recent fiscal year, the Fund’s portfolio turnover rate was 18% of the average value of its portfolio.
Principal Investment Strategies

The Fund seeks to achieve its investment objectives through diversified investment in a broad range of corporate debt securities.  In seeking to achieve the Fund’s goal, the Fund’s investment adviser will: (1) monitor the yields of the various bonds that satisfy the Fund’s investment guidelines to determine the best combination of yield, credit risk and diversification for the Fund; (2) shorten or lengthen the Fund’s dollar weighted average maturity and dollar weighted average duration based on our anticipation of the movement of interest rates; (3) select individual securities based on a thorough evaluation of fundamental credit risk; and (4) actively rotate among sectors and quality ratings in search of value and to manage risk.  The Fund will invest at least 80% of its total assets in income-producing corporate bonds.
Principal Risks

Interest Rate Risk.  The share price of the Fund reflects the value of the bonds held by it. When interest rates or general demand for fixed income securities change, the value of these bonds change.  If the value of these bonds falls, the share price of the Fund will go down.  What might cause bonds to lose value? One reason is because interest rates went up. When this happens, existing bonds that pay a lower rate become less attractive and their prices tend to go down.  If the share price falls below the price you paid for your shares, you could lose money when you redeem your shares. The longer the maturity of any bond, the greater the effect will be on its price when interest rates change.

Call Risk.  If a bond issuer “calls” a bond held by the Fund (i.e., pays it off at a specified price before it matures), the Fund could have to reinvest the proceeds at a lower interest rate.  It may also experience a loss if the bond is called at a price lower than what the Fund paid for the bond.

Tax-Related Risk.  You can receive a taxable distribution of capital gain from the Fund.  You may also owe taxes if you sell your shares at a price that is higher than the price you paid for them.

Risk of Default. Although the Fund’s investment adviser monitors the condition of bond issuers, it is still possible that unexpected events could cause the issuer to be unable to pay either principal or interest on its bond.  This could cause the bond to go into default and lose value.

Risk/Return Bar Chart and Performance Table
The bar chart and table below demonstrate the variability of the Fund’s returns by showing changes in the Fund’s performance from year to year.  This information provides some indication of the risks of investing in the Fund. After the bar chart is a table that compares the Fund’s average annual total returns with those of a broad-based securities market index.  Remember, however, that past performance (before and after taxes) does not necessarily indicate how the Fund will perform in the future.

Calendar Year Returns
Highest/lowest quarterly results during the period shown in the bar chart were:

Highest: 5.48% (quarter ended June 30, 2009)   Lowest:                                                                                                 -2.58% (quarter ended Sept. 30, 2008)

Average Annual Total Returns (for the period ended December 31, 2009)
	One Year	Since Inception (7/1/07)
Return before taxes	10.58%	8.13%
Return after taxes on distributions	8.64%	6.19%
Return after taxes on distributions and sale of fund shares	6.82%	5.79%
Barclays Capital Intermediate Credit Bond Index (reflects no deduction for fees, expenses or taxes)	1.61%	6.67%
~~________~~

~~1  The Fund commenced operations on July 1, 2007.~~

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Also, actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts (IRAs).

Updated performance information is available by calling the Fund’s shareholder service department toll-free at 888-670-3600 or the toll-free 24-hour automated information line at 800-336-3063.

Management

Investment Adviser.  The investment adviser to the Fund is Madison Investment Advisors, Inc. (“MIA”) and Madison Mosaic, LLC, a wholly owned subsidiary of MIA (collectively referred to herein as “Madison”).

Portfolio Managers.  Paul Lefurgey (Managing Director and Head of Fixed Income) and Chris Nisbit (Vice President) co-manage the Fund.  Messrs. Lefurgey and Nisbit have served in this capacity since inception of the Fund in 2007.

Purchase and Sale of Fund Shares
To establish an account, you must invest at least $5,000 in the Fund.  There is no minimum subsequent investment requirement. You may purchase, redeem or exchange shares of the Fund on any day the New York Stock Exchange is open for business.

Tax Information
Dividends and capital gains distributions you receive from the Fund are subject to federal income taxes and will also generally be considered taxable income at the state and local level as well.

Payments from Broker-Dealers and Other Financial Intermediaries
The Fund was developed by Madison exclusively for use within separately managed accounts for which Madison serves as a wrap program investment manager.  Although the Fund has no management fee, Madison receives a portion of the fee paid to the investment advisers and/or broker-dealers who sponsor these programs. The compensation you pay as a participant in such programs is discussed in the applicable program brochure and other contracts that you enter into with program sponsors. You should consult with such materials and your program sponsors for additional details about compensation paid by them to Madison for managing the Fund.

INVESTMENT OBJECTIVES

Madison Mosaic Income Trust (the “Trust”) offers one portfolio for investment through this prospectus:  Madison Corporate Income Shares.  The Fund’s investment objective is to obtain the highest total investment return possible (income and share price appreciation) within the policy limitations of (1) investments in corporate bonds rated Baa3/BBB- or better at time of purchase, (2) maintaining an average overall quality of A- or better, (3) maintaining a dollar weighted average maturity of ten years or less, (4) generally maintaining overall portfolio duration within 25% of the Barclays Capital Intermediate Credit Bond Index benchmark and occasionally varying from the benchmark by up to 50%, and (5) limiting investments in corporate securities in any one industry (as defined by SIC code) to 20% at time of purchase.

Although the duration of Barclays Capital Intermediate Credit Bond Index is relatively stable, it fluctuates in response to a variety of market factors, primarily interest rates but also supply. The duration fluctuated from a high of 4.61 years to a low of 3.96 years.  In general, as interest rates rise, the duration of the index tends to shorten and as interest rates fall, its duration tends to rise.

The Fund’s Board of Trustees may change the Fund’s investment objective without shareholder approval.  However, you will receive prior written notice of any material change.  There is no assurance that the Fund’s investment objective will be achieved.

IMPLEMENTATION OF INVESTMENT OBJECTIVES

Investment Strategy
The Fund seeks to achieve its objectives by investing in corporate debt securities (i.e., bonds). In general, after selecting securities that match the Fund’s investment guidelines, most of Madison’s investment decisions relate to: (1) the difference in yields between various types of securities that match the Fund’s guidelines; (2) Madison’s understanding of the direction of interest rate movement; (3) the analysis of a security’s credit risk; or (4) Madison’s anticipation of the relative values and risks associated with securities in different industrial and business sectors.

Example 1: The Fund may hold bonds issued by a particular retailer. Madison may sell these bonds and buy bonds issued by, for example, an oil company if Madison believes that by making the change, the Fund can: (1) obtain higher yielding securities with the same amount of risk (such as by swapping a bond rated AAA yielding 8% interest for another AAA rated bond yielding 9% interest with similar risk characteristics); (2) avoid losing principal due to interest rate movement (see Example 3 below); (3) timely react to deteriorating finances of the particular bond issuer; or (4) avoid losing principal if the markets treat retailer bonds as presenting a greater potential risk than oil industry bonds.

If Madison believes interest rates are falling, Madison will normally increase the dollar weighted average maturity and duration of the Fund to help increase the share price of the Fund. On the other hand, if Madison believes interest rates are rising, Madison will normally decrease the dollar weighted average maturity and duration of the Fund to help preserve the Fund’s share price.

The concept of “effective duration” of a bond portfolio goes hand in hand with average maturity. Effective duration is a commonly used measurement to determine the risk to market value. As a technical matter, effective duration measures the period of time you must wait before you have received half of the present value of the cash flows from a bond. As a practical matter, Madison uses a bond portfolio’s effective duration to help measure its likely change in price given a 1% change in interest rates up or down.

Example 2: On January 1, interest rates are 6% and the Fund’s dollar weighted average maturity is 5 years and the Barclays Capital Intermediate Credit Bond Index benchmark’s effective duration is 4 years.  Madison extends such maturity to 7 years over the month by increasing the effective duration of the Fund’s securities from 4 to 4.5 years. If interest rates fall on February 1 to 5%, then the value of the bonds in the Fund should increase by 4.5%. Had Madison not changed the original maturity by extending effective duration, then the value of the bonds in the Fund should only have increased by 4%. As a result, the share price of the Fund should increase by 4.5% in this example, 0.5% more than it would have increased had Madison not extended duration. In other words, if the Fund’s share price was $10 before interest rates dropped, the share price of the Fund should increase to $10.45 in this example, but only $10.40 if Madison had not extended duration.

Example 3: On January 1, interest rates are 6% and the Fund’s dollar weighted average maturity is 5 years and the Barclays Capital Intermediate Credit Bond Index benchmark’s effective duration is 4 years. As a defensive strategy against rising interest rates, Madison shortens maturity to 4 years over the month by decreasing the effective duration of the Fund’s securities from 4 to 3.5 years. If interest rates rise on February 1 to 7%, then the value of the bonds in the Fund will decrease by 3.5%. If Madison had not changed the original maturity by shortening effective duration, then the value of the bonds in the Fund should drop by 4.0%. Therefore, although the share price of the Fund will decrease as interest rates rise, its share price should decrease 0.5% less than it would have before the defensive move. In other words, if the Fund’s share price was $10 before interest rates dropped, the share price of the Fund should decrease to $9.65 in this example, but would have dropped to $9.60 if Madison had not shortened duration.

The percentage of the Fund’s assets that Madison may invest at any particular time in a particular security, the dollar weighted average maturity of the total portfolio (which will never exceed 10 years) and the Fund’s effective duration will depend on Madison’s judgment regarding the risks in the general market. Madison monitors many factors affecting the market outlook, including economic, monetary and interest rate trends, market momentum, institutional psychology and historical similarities to current conditions.

Madison does not anticipate investing the Fund’s assets in money market instruments (i.e., securities that mature within one year of the date of their purchase) except for the overnight investment of otherwise uninvested cash.

Corporate Debt Securities
Madison will primarily buy corporate debt securities assigned one of the four highest quality ratings by Standard & Poor’s or Moody’s or, if unrated, judged by Madison to be of comparable quality. These are generally referred to as “investment grade” securities and are rated AAA, AA, A and BBB by Standard & Poor’s or Aaa, Aa, A and Baa by Moody’s.  Madison will sell any security owned by the Fund that is downgraded below BBB. Madison will determine the timing and terms of the sale that Madison believes are in the best interests of the Fund, but in no event will the Fund hold the security beyond six months following the date of the downgrade.  Madison applies its investment selection criteria at the time an investment is made. Except as described above, Madison might not sell a bond because of an adverse change in quality rating or other characteristics because the impact of such change is often already reflected in market price before the bond can be sold.

Maturity
Madison will normally invest the Fund so that it has an dollar weighted average maturity of ten years or less.  If Madison believes that market risks are high and bond prices in general are vulnerable to decline, Madison may reduce the average maturity of the Fund’s bonds and increase its cash reserves and money market holdings.  Madison does not, however, intend to engage in extensive short-term trading.

Duration
The Fund’s effective duration will normally be in the range of 25% longer or shorter than the Barclays Capital Intermediate Credit Bond Index benchmark at any given time. Effective duration will be longer or shorter than the index based on Madison’s expectation of likelihood of change in interest rates and the direction of the change. Effective duration could deviate from the benchmark by up to 50% during periods when Madison believes interest rates are likely to materially change.

Portfolio Trading Activity – Taxable Capital Gains Potential
Madison may alter the composition of the Fund with regard to quality and maturity and may sell securities prior to maturity.  Under normal circumstances, however, turnover for the Fund is generally not expected to exceed 100%.

Sales of Fund securities may result in capital gains.  This can occur any time Madison sells a bond at a price that was higher than the price paid for it, even if Madison does not engage in active or frequent trading.  Madison’s intent when it sells bonds is to “lock in” any gains already achieved by that investment or, alternatively, prevent additional or potential losses that could occur if Madison continued to hold the bond.  However, increasing portfolio turnover at a time when Madison’s assessment of market performance is incorrect could lower investment performance.  The Fund does not generally pay brokerage commissions when it purchases or sells bonds, but the price the Fund would have to pay to buy a bond is usually higher than the price it would receive when the Fund sells it.  As a result, as portfolio turnover increases, the cumulative effect of this may hurt Fund performance.

Under normal circumstances, the Fund will not engage in active or frequent trading of its bonds.  However, it is possible that Madison will determine that market conditions require a significant change to the composition of the Fund’s portfolio.  For example, if interest rates rise or fall significantly, Madison may attempt to sell bonds before they lose much value. Also, if the Fund experiences large swings in shareholder purchases and redemptions, Madison may be required to sell bonds more frequently in order to generate the cash needed to pay redeeming shareholders.  Under these circumstances, the Fund could make a taxable capital gain distribution.  You should be aware that if Madison engages in frequent trading activity, the Fund will generate a higher percentage of short-term capital gains. Such gains are taxed at ordinary income rates (up to 35% depending on a shareholder’s tax bracket and taxable status for Federal income tax purposes), rather than the more favorable 15% maximum long-term capital gains rate.

Temporary Defensive Position
Madison reserves the right to invest a portion of the Fund’s total assets in short-term debt securities (i.e., those with maturities of one year or less) and to maintain a portion of Fund assets uninvested in cash.  However, Madison does not intend to hold more than 20% of the Fund’s total assets in such investments unless it determines that market conditions warrant a temporary defensive investment position.  Under such circumstances, up to 100% of the Fund may be so invested.  To the extent that the Fund is so invested, it may not be invested in accordance with policies designed to achieve its stated investment objective. Short-term investments may include investment grade certificates of deposit, commercial paper and repurchase agreements.  Madison might hold substantial cash reserves in seeking to reduce the Fund’s exposure to bond price depreciation during a period of rising interest rates and to maintain desired liquidity while awaiting more attractive investment conditions in the bond market.

RISKS

Interest Rate Risk
The value of shares purchased in the Fund will fluctuate due to changes in the value of securities held by the Fund. At the time an investor sells his or her shares, they may be worth more or less than their original cost.  Bonds tend to increase in value when prevailing interest rates fall, and to decrease in value when prevailing interest rates rise. The longer the maturities of the bonds held in the Fund, the greater the magnitude of these changes. Investments with the highest yields may have longer maturities or lower quality ratings than other investments, increasing the possibility of fluctuations in value per share.

Tax-Related Risk
In addition to dividends from interest earned by Fund securities and paid to you, shareholders in the Fund can recognize taxable income in two ways:

If you sell your shares at a price that is higher than when you bought them, you will have a taxable capital gain. On the other hand, if you sell your shares at a price that is lower than the price when you bought them, you will have a capital loss.  Moreover, if you experience a gain on shares held for less than a year, then the gain will be taxed at short-term rates (up to 35% depending on a shareholder’s tax bracket and taxable status for Federal income tax purposes), rather than the more favorable 15% maximum long-term capital gains rate.

In the event the Fund sells more securities at prices higher than when they were bought by the Fund, the Fund may pass through the profit it makes from these transactions by making a taxable capital gain distribution. The discussion regarding “Portfolio Trading Activity - Taxable Capital Gains Potential” in the previous section above explains what circumstances can produce taxable short-term or long-term capital gains.

Call Risk
Madison may buy “callable bonds” for the Fund.  This means that the issuer can redeem the bond before maturity. An issuer may want to call a bond after interest rates have gone down. If an issuer calls a bond the Fund owns, the Fund could have to reinvest the proceeds at a lower interest rate. Also, if the price paid for the bond was higher than the call price, the effect is the same as if the Fund sold the bond at a loss.

Risk of Default
Even for bonds that are rated investment grade, it is still possible that unexpected events (for example, a disaster or unforeseen economic developments, fraud or corruption at the company or its suppliers or clients, or unanticipated costs resulting from government legislation) could cause the issuer of a bond to be unable to pay either principal or interest on its bond. This could cause the bond to go into default and lose value.

PORTFOLIO HOLDINGS

Portfolio holdings information is available on the Fund’s website at www.madisonadv.com/COINS.  In addition, a complete description of the Fund’s policies and procedures with respect to the disclosure of portfolio holdings is available in the Fund’s SAI.  Please see the back cover of this prospectus for information about the SAI.

MANAGEMENT

Investment Adviser
The investment adviser to the Fund is Madison Investment Advisors, Inc. (“MIA”) and Madison Mosaic, LLC, a wholly-owned subsidiary of MIA (collectively referred to herein as “Madison”), both located at 550 Science Drive, Madison, Wisconsin 53711.  As of December 31, 2009, Madison Investment Advisors, Inc., which was founded in 1974, and its subsidiary organizations, including Madison Mosaic, LLC,  managed approximately $15 billion in assets, including open-end mutual funds, closed-end mutual funds, separately managed accounts and wrap accounts.  Madison is responsible for the day-to-day administration of the Fund’s activities.

Investment decisions regarding the Fund can be influenced in various manners by a number of individuals.  Generally, all decisions regarding a Fund’s average maturity, duration and investment considerations concerning interest rate and market risk are the primary responsibility of Madison’s investment policy committee.  The investment policy committee is made up of the top officers and managers of Madison.

Day-to-day decisions regarding the selection of individual bonds and other management functions for the Fund are primarily the responsibilities of Paul Lefurgey and Chris Nisbet.

Paul Lefurgey.  Mr. Lefurgey, Managing Director and Head of Fixed Income of Madison since joining Madison in October 2005, was formerly Vice President for MEMBERS Capital Advisors, Inc. from 2003 until joining Madison.  Mr. Lefurgey has been involved in the management of the Fund since inception of the Fund in 2007.

Chris Nisbet.  Mr. Nisbet is a Vice President of Madison and has been a member of the team managing the Fund since its inception in 2007.  He has been a member of the firm’s fixed income team since 1992.

Information regarding the portfolio managers’ compensation, their ownership of securities in the Fund and the other accounts they manage can be found in the SAI.

Compensation
The Fund does not pay any direct advisory or other fees, except for brokerage, taxes and extraordinary expenses.  Rather, the Fund is an integral part of certain separately managed account programs and Madison is compensated by the sponsors of such programs. Participants in such programs pay a fee to the sponsors, a portion of which is remitted to Madison.  The fees paid by participants in such programs are discussed in the applicable program brochure and other contracts that participants enter into with program sponsors.

A discussion regarding the basis for approval of the Fund’s investment advisory agreement with Madison is contained in the Fund’s annual report to shareholders for the fiscal year ended December 31, 2009.

PRICING OF FUND SHARES

The price of the Fund’s shares is based on the net asset value (“NAV”) per share. NAV per share equals the total daily value of the Fund’s assets, minus its liabilities, divided by the total number of shares.  NAV is calculated at the close of the New York Stock Exchange (typically 3:00 p.m., Central Time) each day it is open for trading.  The New York Stock Exchange is closed on New Year’s Day, Martin Luther King, Jr. Day, President’s Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.

When you purchase or redeem shares, your transaction will be priced based on the next calculation of NAV after your order is placed.  This may be higher, lower or the same as the NAV from the previous day.

Madison uses the market value of the securities in the Fund to calculate NAV.  Madison obtains the market value from one or more established pricing services.  The Fund maintains a pricing committee to review market value of portfolio securities to determine whether or not prices obtained from the pricing services are fair.  In accordance with policies approved by the Board of Trustees of the Fund, the pricing committee may determine that the “fair value” of a particular security is different than the market value provided by the pricing service.  Although this would be an unusual occurrence for the types of securities held by the Fund, this may occur, for example, due to events or information not known to the pricing service or due to events occurring in other parts of the world.  In using fair value pricing, the Fund’s goal is to prevent share transactions from occurring at a price that is unrealistically high or low based on information known but not reflected in the “market” price of portfolio securities calculated at the close of the New York Stock Exchange.

SHAREHOLDER INFORMATION

Purchase and Redemption Procedures
Information regarding how to purchase and sell shares in the Fund is provided in the section entitled “Guide to Doing Business,” below.

Dividends and Distributions
The Fund’s net income, if any, is declared as dividends and distributed to shareholders monthly.  Dividends are paid in the form of cash credited to the wrap program brokerage account that holds your Fund shares and distributed to you in accordance with your wrap program sponsor agreement.  Any net realized capital gains would be distributed at least annually and like dividends, are paid in the form of cash credited to your wrap program brokerage account.  You may also arrange with your wrap program sponsor for your dividends to be reinvested in additional Fund shares.  Please refer to the section entitled “Guide to Doing Business,” below, for more information about distribution options.

Frequent Purchases and Redemptions of Fund Shares

General Rule.  The Fund discourages investors from using the Fund to frequently trade or otherwise attempt to “time” the market.  As a result, the Fund reserves the right to reject a purchase or exchange request for any reason.

Market Timing.  In general, the practice of “market timing,” which includes short-term or excessive trading of mutual fund shares and other abusive trading practices, may have a detrimental effect on a mutual fund and its shareholders. Depending upon various factors such as the mutual fund’s size and the amount of its assets maintained in cash, market timing by Fund shareholders may interfere with the efficient management of the Fund’s portfolio, increase transaction costs and taxes, and harm the performance of the Fund and its shareholders.

Because the Fund is designed to be a component of wrap accounts that also invest, at the direction of the wrap program sponsor, in individual securities and other investments, Fund shares may be purchased or redeemed on a frequent basis for rebalancing purposes, or in order to invest new monies (including through dividend reinvestment), or to accommodate reductions in account size. The Fund is managed in a manner that is consistent with its role in the wrap accounts. Because all purchase and redemption orders are initiated by the wrap program sponsor, wrap account clients are not in a position to effect purchase and redemption orders and are, therefore, unable to directly trade in Fund shares. The Board of Trustees of the Fund have adopted a market timing policy, pursuant to which Madison monitors Fund trading activity and has the ability to reject any purchase or redemption order that Madison identifies as harmful to the Fund or its shareholders.

Identifiable Harmful Frequent Trading and Market-Timing Activity.  The Fund defines harmful trading activity as that activity having a negative effect on portfolio management.  For example, a fund subject to frequent trading or “market-timing” must maintain a large cash balance in order to permit the frequent purchases and redemptions caused by market-timing activity.  Cash balances must be over and above the “normal” cash requirements the fund keeps to handle redemption requests from long-term shareholders, to buy and sell portfolio securities, etc.  By forcing a fund’s portfolio manager to keep greater cash balances to accommodate market timing, the fund may be unable to invest its assets in accordance with the fund’s investment objectives.

The Fund does not currently impose additional fees on market timing activity, nor does it restrict the number of exchanges shareholders can make, although the right to do so is reserved upon notice in the future.  The Fund does not specifically define the frequency of trading that will be considered “market timing” because the goal is to prevent any harm to long-term investors that is caused by any out-of-the-ordinary trading or account activity.  As a result, when the Fund identifies any shareholder activity that causes or is expected to cause the negative results described above, the Fund will block the shareholder from making future investments.  In effect, the Fund allows harmful market-timers to leave the Fund and shuts the doors to their return.

The Fund uses its discretion to determine whether transaction activity is harmful based on the criteria described above.  The Fund does not distinguish among wrap program sponsors as long as the account is engaging in harmful activity as described above.

Other Risks Associated with Market Timing.  Moving money in and out of the Fund on short notice is a strategy employed by certain investors who hope to reap profits from short-term market fluctuation.  This is not illegal, but is discouraged by many funds since it can complicate fund management and, if successfully employed, have a negative impact on performance.  In particular, a successful “market-timer” could, over time, dilute the value of fund shares held by long-term investors by essentially “siphoning off” cash by frequently buying fund shares at an NAV lower than the NAV at which the same shares are redeemed.  Nevertheless, the success of any market-timer is not considered by the Fund.  Rather, the Fund will block ALL identifiable harmful frequent trading and market-timing activity described above regardless of whether the market-timer is successful or unsuccessful.  In any event, investors in the Fund should be aware that dilution caused by successful market timing by some shareholders is a risk borne by the remaining shareholders.

Exceptions or Other Arrangements.  It is possible that the Fund will not detect certain frequent trading or market timing activity in small amounts that, because of the relatively small size of such activity, is subsumed by the normal day-to-day cash flow of the Fund (see the section above entitled “Other Risks Associated with Market Timing”).  However, the Fund believes its procedures are adequate to identify any market timing activity having the harmful effects identified in the section entitled “Identifiable Harmful Frequent Trading and Market-Timing Activity” regardless of the nature of the shareholder or method of investment in the Fund.

Because the Fund discourages market timing in general, the Fund does not currently, nor does it intend to, have any arrangements or agreements, formal or informal, to permit any shareholders or potential shareholders to directly or indirectly engage in any type of market-timing activities, harmful or otherwise.

Although the Fund believes reasonable efforts are made to block shareholders that engage in or attempt to engage in harmful trading activities, the Fund cannot guarantee that such efforts will successfully identify and block every shareholder that does or attempts to do this.

TAXES

Federal Taxes
The Fund will distribute to shareholders 100% of its net income and net capital gains, if any.  The capital gains distribution is determined as of October 31st each year and distributed annually.

Dividends and any capital gains distributions will be taxable to you.  In January each year, the Fund will send you an annual notice of dividends and other distributions paid during the prior year.  Capital gain distributions can be taxed at different rates depending on the length of time the securities were held.

When a Fund makes a distribution, the Fund’s NAV decreases by the amount of the payment.  If you purchase shares shortly before a distribution, you will, nonetheless, be subject to income taxes on the distribution, even though the value of your investment (plus cash received, if any) remains the same.

Fund distributions are expected to be primarily distributions of net income.

State and Local Taxes
In most states, the dividends and any capital gains you receive from the Fund will be subject to state and local taxation.

Taxability of Transactions
Your redemption of Fund shares may result in a taxable gain or loss to you, depending on whether the redemption proceeds are more or less than what you paid for the redeemed shares.

Certification of Tax Identification Number
Account applications without a social security number will not be accepted.  If you do not provide a valid social security or tax identification number, you may be subject to federal withholding at a rate of 28% of your Fund distributions.  Any fine assessed against the Fund that results from your failure to provide a valid social security or tax identification number will be charged to your account.  You should retain all statements received from the Fund and your wrap program sponsor to maintain accurate records of your investments.

This section is not intended to be a full discussion of federal, state or local income tax laws and the effect of such laws on you.  There may be other tax considerations applicable to a particular investor.  You are urged to consult with your own tax advisor.  In addition, please see the SAI for more information about taxes.

FINANCIAL HIGHLIGHTS

The following financial highlights table is intended to help you understand the Fund’s financial performance since inception of the Fund.  Certain information reflects financial results for a single Fund share.  The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund, assuming reinvestment of all dividends and distributions.  This information has been derived from financial statements audited by Grant Thornton LLP, whose report dated February 25, 2010, along with the Fund’s financial statements, is included in the annual report which is available upon request.

	Year Ended December 31,
	2009	2008	20071
Net asset value, beginning of period	$10.16	$10.26	$10.00
Investment operations:
Net investment income	0.53	0.52	0.27
Net realized and unrealized gain (loss) on investments	0.52	(0.09)	0.26
Total from investment operations	1.05	0.43	0.53
Less distributions:
From net investment income	(0.53)	(0.52)	(0.27)
From net capital gains	--	(0.01)	--
Total distributions	(0.53)	(0.53)	(0.27)
Net asset value, end of period	$10.68	$10.16	$10.26
Total return (%)	10.58	4.29	5.37
Ratios and supplemental data
Net assets, end of period (in thousands)	$987	$948	$637
Ratio of expenses to average net assets (%)	--	--	--
Ratio of net investment income to average net assets (%)	5.05	5.21	5.29
Portfolio turnover (%)	18	5	3
_______
1 For the period July 1, 2007 (commencement of operations) through December 31, 2007.

GUIDE TO DOING BUSINESS

Eligible Investors
Shares of the Fund may be purchased only by or on behalf of wrap account clients where Madison has an agreement to serve as investment adviser or sub-adviser to the account with the wrap program sponsor (typically a registered investment adviser or broker-dealer) or directly with the client.  The Fund intends to redeem shares held by or on behalf of a shareholder who ceases to be an eligible investor as described above. Each investor, by purchasing shares, agrees to any such redemption. Madison will use its best efforts to provide the applicable wrap program sponsor with advance notice of any such redemption on behalf of the client.

Shareholder Account Transactions

Changes to an Account. To make any changes to an account, you must contact your wrap program sponsor.

Certificates.  Certificates will not be issued to represent shares in the Fund.

How to Open a New Account

Important Information About Procedures for Opening a New Account.  In compliance with the USA PATRIOT Act of 2001, your wrap program sponsor will verify certain information on your client account application as part of its anti-money laundering program. Eligible clients or their wrap program sponsors typically may open an account by submitting an executed client agreement with their applicable wrap program sponsor. Please refer to the mailing address for your wrap program sponsor in the client agreement materials you received with this prospectus.

Minimum Initial Investment. The Fund is available to investors for a minimum initial investment of $5,000; however, wrap program sponsors may impose greater minimums based on the allocation rules of the particular wrap program.  The broker-dealer acting on behalf of an eligible client must submit a purchase order to the Fund’s transfer agent, U.S. Bancorp Fund Services, LLC,  P.O. Box 701, Milwaukee, WI 53201, either directly or through an appropriate clearing agency (e.g., the National Securities Clearing Corporation - Fund/SERV). If funds do not clear through the Fund/SERV network, then the broker-dealer submitting a purchase order on behalf of wrap program clients must arrange to have federal funds wired to the transfer agent. Wiring instructions may be obtained by calling 1-888-670-3600 or as follows:

U.S. Bank Milwaukee, N.A.
777 East Wisconsin Avenue
Milwaukee, WI 53202
ABA # 075000022
Credit: U.S. Bancorp Fund Services
Acct # 112-952-137

FFC: Madison COINS

(Shareholder name and account number)

Wired funds must be received prior to 3:00 p.m. Central Time to be eligible for same day pricing.  Neither the Fund nor U.S. Bank Milwaukee, N.A. is responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

How to Purchase Additional Shares

Purchase Price.  Share prices (net asset values or “NAVs”) are determined each business day at the close of regular trading on the New York Stock Exchange (usually 3:00 p.m. Central Time).

Transaction requests received after the close of regular trading will be processed using the next day’s NAV.  The NAV per share is not determined on days the New York Stock Exchange is closed for trading.  Purchases are priced at the next share price determined after the purchase request is received in proper form by the Fund.

Purchases and Uncollected Funds. Sometimes a shareholder investment check or electronic transfer is returned to the Fund unpaid.  In other words, the Fund sometimes gets checks that bounce.  The Fund has a procedure to protect you and other shareholders from loss resulting from these items. The Fund may delay paying the proceeds of any redemption for 12 days or more until the Fund can determine that the check or other deposit item (including purchases by Electronic Funds Transfer or “EFT”) used for purchase of the shares has cleared.  Such deposit items are considered “uncollected” until the Fund determines that they have actually been paid by the bank on which they were drawn.  Purchases made by federal funds wire are considered collected when received and not subject to the 12 day hold.  All purchases earn dividends from the day after the day of credit to a shareholder’s account, even while not collected.

Minimum Subsequent Investment. There is no minimum subsequent investment requirement.  Subsequent investments are processed in the same manner as initial investments.

How to Redeem Shares

Redemption Price. Share prices (net asset values or “NAVs”) are determined each day at the close of regular trading on the New York Stock Exchange (usually 3:00 p.m. Central Time).  Transaction requests received after the close of regular trading will be processed using the next day’s NAV.  The NAV per share is not determined on days the New York Stock Exchange is closed for trading.  Redemptions are priced at the next share price determined after the redemption request is received in proper form by the Fund.

Redemption Procedures. Fund shareholders must contact their wrap program sponsor representative to initiate a redemption of Fund shares. Shareholders will generally have provided a power of attorney to their wrap program sponsor authorizing the sponsor to redeem shares as part of their programs’ investment strategy. Redemption proceeds will ordinarily be sent by wire. Redemption proceeds will normally be wired within one to three business days after the redemption request, but may take up to seven business days. Redemption proceeds on behalf of shareholders who are no longer eligible to invest in the Fund may receive their redemption proceeds by check. See “Eligible Investors” above.

Redemptions of Fund shares may be suspended when trading on the New York Stock Exchange is restricted or during an emergency which makes it impracticable for the Fund to dispose of its securities or to determine fairly the value of its net assets, or during any other period as permitted by the SEC for the protection of investors. Under these and other unusual circumstances, the Fund may delay redemption payments for more than seven days, as permitted by law.

Redemptions and Uncollected Funds. Payment of your redemption proceeds will be made promptly, but not later than seven days after the receipt of your request in good form.  However, in order to prevent possible fraud against the Fund, the Fund may delay paying the proceeds of any redemption until the Fund can determine that the check or other deposit item (including purchases by ETF) used to purchase shares has cleared.  Such deposit items are considered “uncollected” until the Fund determines that the bank on which they were drawn has actually paid them.  This may take up to 12 days.  Purchases made with federal funds wire are considered collected when received and not subject to the 12-day hold.

Distribution Options
The Fund may make periodic payments of dividends from income or capital gains. Distributions will be paid to your wrap program account.

Redemptions In Kind

If, in the opinion of the Board of Trustees of the Fund, extraordinary conditions exist which make cash payment for redemption requests undesirable, payments for any shares redeemed may be made in whole or in part in securities and other property of the Fund. However, the Fund has elected, pursuant to rules of the Securities and Exchange Commission, to permit any shareholder of record to make redemptions wholly in cash to the extent the shareholder’s redemptions in any 90-day period do not exceed the lesser of 1% of the aggregate net assets of the Fund or $250,000.

Any property of the Fund distributed to shareholders will be valued at fair value.  In disposing of any such property received from the Fund, a shareholder might incur commission costs or other transaction costs.  There is no assurance that a shareholder attempting to dispose of any such property would actually receive the full net asset value for it.  Except as described herein, however, the Fund intends to pay for all share redemptions in cash.

How to Close an Account
To close an account, you should call your wrap account program sponsor and request that your account be closed.  When you close your account, shares will be redeemed at the next determined net asset value.

Unusual Transaction Fees
The Fund reserves the right to impose additional charges, upon 30 days written notice, to cover the costs of unusual transactions. Services for which charges could be imposed include, but are not limited to, processing items sent for special collection, international wire transfers, research and processes for retrieval of documents or copies of documents.

The Fund has a statement of additional information (“SAI”), which is incorporated by reference into this prospectus, that includes additional information about the Fund.  Additional information about the Fund’s investments is available in the Fund’s annual and semi-annual reports to shareholders. In the Fund’s annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the performance of the Fund during its last fiscal year. The SAI, the Fund’s annual and semi-annual reports and other information about the Fund are available without charge by calling 1-800-368-3195, or by visiting the Fund’s Internet site at http://www.madisonadv.com/COINS.  Use the shareholder service number below to make shareholder inquiries.

You may also review and copy information about the Fund (including the SAI) at the SEC’s Public Reference Room in Washington, DC.  Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090.

Reports and other information about the Fund are also available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov.  Copies of this information may also be obtained, upon payment of a duplicating fee, by electronic request at the following email address:  publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, DC 20549-1520.

Transfer Agent

Madison Mosaic Funds
c/o U.S. Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701

Telephone Numbers

Shareholder Service
Toll-free nationwide: (800) 767-0300

SEC File Number 811-03616

Document comparison by Workshare Professional on Thursday, April 15, 2010 1:49:44 PM
Input:
Document 1 ID	file://H:/Mosaic Fund Materials/Form N-1A/Income Trust/2010 Annual Update/485(a) Filing/COINS Prospectus with Guide (5-2010 (a) filing).doc
Description	COINS Prospectus with Guide (5-2010 (a) filing)
Document 2 ID	file://H:/Mosaic Fund Materials/Form N-1A/Income Trust/2010 Annual Update/497 Filing/COINS Prospectus with Guide (May '10 497 filing).doc
Description	COINS Prospectus with Guide (May '10 497 filing)
Rendering set	standard

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